SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 14, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒             Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

STOCK EXCHANGE RELEASE

November 14, 2014

Nokia Capital Markets Day 2014

Nokia sets key 2015 and long-term financial targets, outlines operational and strategic priorities

Nokia Corporation
Stock exchange release
November 14, 2014 at 09:00 (CET +1)

London, UK - Today, at its Capital Markets Day event, Nokia outlined its company vision and strategic priorities for its three businesses, set key 2015 and long-term financial targets for the company and detailed the operational priorities it expects will help create sustainable value for the long term.

“The rapidly evolving world of technology provides the context for Nokia’s vision and strategy: now it’s about connecting things as well as people, and we expect to see more than 50 billion connected things — devices, modules and sensors — by 2025. We believe we have a powerful role to play in this world, a role of expanding the human possibilities of technology,” said Nokia President and CEO, Rajeev Suri.

“This meeting with investors comes on the heels of a quarter where we demonstrated growth across our three businesses. It showed the potential of this company when it starts to execute well,” Suri said.

Nokia Group CFO Timo Ihamuotila added: “The foundations for Nokia are solid. We have a strong balance sheet and are making clear progress with our capital structure optimization program.”

“As said before, recommencing an ordinary dividend is one of our main priorities, and we expect to continue to repurchase shares as part of our capital structure optimization program,” Ihamuotila said.

Given Nokia’s pioneering role in connecting people and its strong technology capabilities, the company’s vision is to expand the human possibilities of the connected world. Each of Nokia’s three businesses is well-placed to contribute to reaching this vision.

To tap the opportunities ahead and leverage its strong assets, Nokia will focus its approach to value creation on four areas:

•                  Disciplined business portfolio management and capital allocation;

•                  Clear business-specific strategies;

•                  Operational excellence; and

•                  A high-performance culture and strong values.

Looking at market dynamics, the competitive environment and the challenges that operators are facing, Nokia Networks’ strategy is to build on its current momentum while transforming to serve the operator of the future. The target is to grow slightly faster than the market over the long-term, create best-in-class, high quality products and services, and deliver on profitability goals.

The strategy for HERE is to leverage the location cloud and superior content in segments where Nokia can differentiate and capture value. The target is to win in automotive, grow in the enterprise segment and leverage the unique assets that HERE has with leading Internet players, while improving profitability through increased efficiency.

Nokia Technologies’ strategy builds on its world-leading patent portfolio. It will focus on patent, technology, and brand licensing as well as investment in products and services incubation based on Nokia’s innovation.

Nokia’s operational approach will help it execute its strategies. There will be a clear focus on operational excellence with the Nokia Business System (NBS), which provides a shared set of operating practices to create value across the three businesses. NBS includes three elements: investment optimization, performance management and talent management. Nokia also continues to target further improvement in its operations going forward, with a clear focus on efficiencies through automation and disciplined processes.

In addition to operational excellence, we are introducing a common, high-performance culture across the company. This is a long term project based on Nokia’s new values, and it will be implemented with discipline and rigor.

Long-term targets

•                  Nokia targets to grow Nokia Networks’ net sales slightly faster than the market over the long-term.

•                  Nokia now targets Nokia Networks’ long-term non-IFRS operating margin range to be 8% to 11%. This compares to Nokia’s previous target for Nokia Networks’ long-term non-IFRS operating margin range to be 5% to 10%.

•                  Nokia targets to record tax expenses in Nokia Group’s Consolidated Income Statements at a long-term effective tax rate of approximately 25%. However, Nokia targets Nokia Group’s cash tax obligations to continue at approximately EUR 250 million annually until Nokia Group’s deferred tax assets have been fully utilized. The cash tax amount may vary depending on profit levels in different jurisdictions and the amount of license income potentially subject to withholding tax.

2015 business outlook

•                  Nokia expects Nokia Networks’ net sales to grow on a year-on-year basis for the full year 2015.

•                  Nokia expects Nokia Networks’ non-IFRS operating margin for the full year 2015 to be in-line with Nokia Networks’ new long-term non-IFRS operating margin range of 8% to 11%.

•                  Nokia’s outlook for Nokia Networks net sales and non-IFRS operating margin is based on expectations regarding a number of factors, including:

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments; and

•                  Expected continued operational improvement.

•                  Nokia expects HERE’s net sales to grow on a year-on-year basis for the full year 2015.

•                  Nokia expects HERE’s non-IFRS operating margin for the full year 2015 to be between 5% and 10%.

•                  Nokia expects Nokia Technologies’ net sales to grow on a year-on-year basis for the full year 2015, excluding potential amounts related to the expected resolution of the arbitration with Samsung.

•                  Nokia expects Nokia Technologies’ non-IFRS operating expenses to increase meaningfully on a year-on-year basis for the full year 2015, related to higher investments in licensing activities, development of licensable technologies, and business enablers including go-to-market capabilities.

Additional financial guidance for 2015

•                  Nokia expects Nokia Group capital expenditures to be approximately EUR 200 million in 2015, primarily attributable to capital expenditures by Nokia Networks.

•                  Nokia expects Nokia Group financial income and expenses, including net interest expenses and the impact from changes in foreign exchange rates on certain balance sheet items, to amount to an expense of approximately EUR 160 million in 2015, subject to changes in foreign exchange rates and the level of interest bearing liabilities.

•                  Nokia expects Group Common Functions non-IFRS operating expenses to be approximately EUR 120 million in 2015.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in our leadership, operational structure and operating model; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of the Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 2) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, for instance in the enterprise business, successfully recognize and pursue growth opportunities and extend the reach of our location services; 8) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 9) Nokia Networks’ dependence on a limited number of customers and large, multi-year contracts; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could result in allowances related to deferred tax assets; 12) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 15) management of Nokia Networks’ customer financing exposure; 16) the performance of the parties we partner and collaborate with, as well as financial counterparties, and our ability to achieve successful collaboration or partnering arrangements; 17) our ability to protect the technologies, which we develop, license, use or intend to use, from claims that we have infringed third parties’ intellectual property rights, as well as impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 18) the impact of regulatory, political or other developments, including those caused by the impact of trade sanctions, natural disasters or disease outbreaks on our operations and sales in those various countries or regions where we conduct business; 19) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 20) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 21) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 22) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business; 23) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable for us, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia Management, London, UK — November 14, 2014

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations Europe, tel. +358 4080 3 4080
Investor Relations US, tel. +1 650 644 4709

Enclosures:

Nokia stock exchange release dated November 14, 2014: NOKIA CAPITAL MARKETS DAY 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal